Morgan Stanley & Co. Limited

25 Cabot Square

Canary Wharf

London E14 4QA

Exhibit (a)(3)

The Management Board

The Supervisory Board

Schering AG

Müllerstraße 178

13342 Berlin

Germany

As of 27 March 2006

Members of the Management Board and Members of the Supervisory Board,

We understand that that the Management Board of Bayer AG (“Bayer”) and of Schering AG (“Schering”) have exchanged letters dated 23 March 2006 (the “Letter Exchange”) which form, among other things, the basis of a public offer (Angebotsunterlage) by Bayer to acquire all of the outstanding shares of Schering each representing €1.00 of the statutory share capital (the “Schering Shares”) at a price of €86.00 per share net to the seller in cash (the “Transaction”). We further understand that the terms and conditions of the Letter Exchange will be more fully set forth in an offer document to be filed by Bayer with the Bundesanstalt für Finanzdienstleistungsaufsicht in due course (the “Offer Document”).

You have asked for our opinion as to whether the consideration to be received by the holders of Schering Shares pursuant to the Transaction is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

(a)	reviewed certain publicly available financial statements and other business and financial information of Schering;

(b)	reviewed certain internal financial statements and operating data including certain financial projections concerning Schering prepared by its management;

(c)	discussed the past and current operations and financial condition and prospects of Schering with senior executives of Schering;

(d)	reviewed the reported prices and trading activity for the Schering Shares;

(e)	compared the financial performance of Schering and the prices and trading activity of the Schering Shares with that of certain other publicly-traded companies comparable with Schering and its securities;

(f)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(g)	participated in certain discussions and negotiations between representatives of Schering and Bayer and their financial advisors;

(h)	reviewed other publicly available information in relation to Schering, in particular certain equity research reports prepared by a number of investment banks relating to Schering;

(i)	reviewed the Letter Exchange and certain related documents; and

(j)	performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Schering. We are not legal, tax, regulatory or actuarial advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Schering and its legal advisors with respect to legal matters. In addition, we have assumed that the Transaction will be consummated on the terms set forth in the Letter Exchange without any waiver, amendment or delay of any terms or conditions.

We have not made any independent valuation or appraisal of the assets or liabilities of Schering, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof, may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the Transaction.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving Schering or any of its assets, nor did we negotiate with any party, other than Bayer and its representatives, which expressed interest to us in the possible acquisition of Schering or certain assets of its constituent businesses.

We have acted as financial advisor to Schering in connection with the proposed Transaction and will receive a fee for our services, a significant portion of which is contingent upon the completion of the Transaction. In the past, we have provided financial advisory and financing services to Schering and

Bayer and have received fees in connection with such services. We may also seek to provide such services to Bayer in the future and will receive fees for the rendering of these services. In the ordinary course of our trading, brokerage, investment management and financing activities, we or our affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of Schering and Bayer or any other company or any currency or commodity that may be involved in the Transaction.

It is understood that this letter is for the information of the Management Board and Supervisory Board of Schering and is to be used only in connection with and for the purpose of the valuation of the offer price to be paid pursuant to the Transaction. This opinion may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Schering is required to make by the U.S. Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law and that a reference to this opinion may be made, in accordance with the requirements of the German Takeover Act, in the Offer Document. It does not address any other aspects of the Transaction and does not constitute a recommendation or opinion by us as to whether any holder of Schering Shares should tender its Schering Shares into the Transaction.

Based on and subject to the foregoing, we are of the opinion as of 27 March 2006 that the consideration of €86.00 per Schering Share to be received by the holders of Schering Shares pursuant to the Transaction is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. LIMITED

By:
Caroline Silver
Managing Director